UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 1, 2023

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Regaining Compliance with NASDAQ Minimum Bid Requirements

On October 30, 2023, JE Cleantech Holdings Limited (“JCSE”) received a letter from the Nasdaq Stock Market advising that it had regained compliance with the minimum bid requirement under Listing Rule 5550(a(2), and that the matter was now closed. A copy of the letter received from the NASDAQ Stock Market is attached hereto as Exhibit 99.1, and the press release relating to this matter that was made on November 1, 2023, is attached hereto as Exhibit 99.2.

Exhibits

99.1	Letter from the NASDAQ Stock Market dated October 30, 2023, regarding regaining compliance with the Minimum Bid Price required under Listing Rule 5550(a)(2).
99.2	Press Release dated November 1, 2023, with respect to regaining compliance with the Minimum Bid Price required under Listing Rule 5550(a)(2).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: November 2, 2023	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary

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